[Letterhead of Troutman Sanders LLP]

September 15, 2006

Ms. Ibolya Ignat

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	American Safety Insurance Holdings, Ltd.
Form 10-K for fiscal year Ended December 31, 2005
Filed March 21, 2006
File No. 001-14795

Dear Ms .Ignat:

On behalf of American Safety Insurance Holdings, Ltd., I acknowledge receipt of the Staff’s letter of September 13, 2006 to Mr. Steven Crim, President and Chief Executive Officer of American Safety Insurance Holdings, Ltd. (the “Company”). Your letter asks that the Company respond to the comments concerning the Company’s Form 10-K for its fiscal year ended December 31, 2005 within 10 business days from the date of your letter, or September 27, 2006.

The Company has reviewed the Staff’s comments and preliminarily determined the information that will be necessary in order for the Company to respond fully. This will require additional time and effort and, accordingly, the Company respectfully requests that it be granted an extension of the time in which to file its response until October 13, 2006.

The Staff’s letter also notes that the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 failed to include the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. As Randy Hutto, General Counsel of the Company, discussed with you on September 14, 2006, the required certifications are in fact included in the filings. However, the exhibit designations were omitted in the EDGARizing process and the certifications appear in the body of the filings. In future filings, the Company will ensure that the certifications are appropriately designated and filed as Exhibits 31 and 32, not in the body of the Form 10-Q.

In the course of preparing the Company’s response, questions for the Staff may arise. The Company will contact you in that event in an attempt to ensure that its communications are complete and responsive to the Staff’s concerns.

The Company appreciates the Staff’s consideration of its request for an extension and we look forward to hearing from you.

Troutman Sanders LLP

By:_______________________________
W. Brinkley Dickerson, Jr.
Cc:	Steven R. Crim
William C. Tepe
Randolph L. Hutto
Jay B. Goldman